Exhibit (a)(12)

The Stock Option Exchange Program: What You Need to Know and Do The Stock Option Exchange Program What You Need to Know and Do January 2004

By the End of the Meeting, You Should Understand .. . . The "big picture" of how the exchange programs works; How your exchange offer is calculated; What to consider as you make your decision; What information you will receive personally in your packet; Where to go for details and answers to your questions; and How to make your election.

The Big Picture Background: Charter's Board of Directors reviewed the approach to long term incentives. Many options held provide little incentive because . . . The exercise price is substantially higher than the current trading price. So . . . Charter is offering a one-time opportunity to exchange certain options for restricted stock or cash.

The Big Picture The Exchange Offer: Options with exercise price of greater than $10/share (vested & unvested) Calculate number of restricted shares you will receive You receive restricted shares You receive cash > 400 shares <= 400 shares or Retain Your Options

The Offer Current employees may exchange options with an exercise price of more than $10.00. Both vested and unvested stock options may be exchanged. Participation is voluntary. If you exchange you must: Tender ALL of your eligible stock options with an exercise price of more than $10.00. Receive restricted shares of common stock or cash. The Exchange Offer

The Exchange Offer The Exchange Ratio Example: 100 options @ exercise price of $11.00/share 100 / 5 = 20 shares of restricted stock If Option Exercise Price Restricted Shares $18.00 or more per share 10 stock options = 1 share $14.00 - $17.99 per share 7 stock options = 1 share $10.01 - $13.99 per share 5 stock options = 1 share $10.00 or less Not eligible for exchange

The Exchange Offer Restricted Shares or Cash? restricted shares You receive restricted shares You receive cash = $5.00 per share < =400 shares > 400 shares

The Exchange Offer Restricted Stock Detail Shares of Charter stock, subject to vesting restrictions, that are awarded to you at no purchase cost. Restricted Shares will vest one-third each year over 3 years. Additional restrictions apply for SVP's.

The Exchange Offer Cash or Restricted Shares? (Example) Less than 400 shares so . . . Exchange for $400 cash (80 shares X $5/share)

The Exchange Offer More than 400 shares so . . . Exchange for 900 restricted shares Cash or Restricted Shares? (Example)

The Exchange Offer If you receive cash . . . Via paycheck - No later than 3/31/04 Income taxes will be withheld If you receive restricted shares . . . May not be sold or transferred until vested Vesting period: 3 years (one-third per year over 3 years) Taxable as ordinary income at vesting (at then-current value of the stock)

What Should You Consider? In making your decision, consider: Charter's share price in the future The expiration date of your options The vesting terms for the new restricted stock (if you are eligible to receive stock) If you leave the company in the next three years, all unvested shares would be forfeited

What Should You Consider? What do you think Charter's market price will be in the future? If the price of Charter's common stock increases and exceeds the exercise price of your vested stock options, those options will have value if you exercise them at that time. If Charter's market price remains below the exercise price and you hold on to your stock options, you would receive no value.

What Should You Consider? Charter Stock Trends 5-year share price 1999 - Present 1-year share price 2003 Source: Hoovers Online Approximate Current Price = $5.00

Making Your Decision There are three ways in which you can make your election to exchange your options during the offer period: Online at www.corporate-action.net/charter By phone at 1-866-716-5749 By mailing your election form to Mellon Mellon must receive the election form before 5:00 p.m. Eastern Time February 20, 2004

Changing Your Election You can CHANGE your election at any time before the end of the offer period. Three Ways: Online at www.corporate-action.net/charter By phone at 1-866-716-5749 By mailing your withdrawal form to Mellon Mellon must receive the withdrawal form before 5:00 p.m. Eastern Time February 20, 2004

Confirming Your Decision You will receive a Confirmation Statement about one week after the offer period ends

A Final Reminder . . . Mellon must receive your election by 5:00 p.m. February 20, 2004 If you make no election, your options will continue in effect through their original expiration date(s)

A Final Reminder . . . The Information You Will Receive: Summary Brochure (mail) Your personalized statement (mail) Detailed Offer To Exchange "The Offer" (electronic or mail for those without e-mail access) Link to Mellon website (electronic)

The Big Picture The Offer Period: Tuesday, January 20, 2004 through 5:00 p.m. Eastern Time Friday, February 20, 2004

The Exchange Offer Your Personal Statement provides your exchange calculations

The Big Picture Your Resources Mellon Investor Services LLC 1-888-778-1316 Monday - Friday 9:00 a.m. - 6:00 p.m. EST January 20 - February 19, 2004 and 9:00 - 5:00 p.m. EST Friday, February 20, 2004 Charter Communications Exchange Program Web Site www.corporate-action.net/charter 24 hours/day January 20 - February 20, 2004 Telephone Election System 1-866-716-5749 24 hours/day January 20 - February 20, 2004

Key Questions What should you do if you have questions? Refer to the "Offer To Exchange" document, FAQ and brochure available on the website at www.corporate-action.net/charter Customer Service Representatives are available to assist employees at 1-888-778-1316 Monday - Friday 9:00 a.m. - 6:00 p.m. EST January 20 - February 19, 2004 and 9:00 - 5:00 p.m. EST Friday, February 20, 2004

Key Questions You should be able to view your restricted stock at E*Trade's website no later than 3/31/04 www.OptionsLink.com